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                                        Filed by FirstCity Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.

                                Subject Company: FirstCity Financial Corporation
                                                   Commission File No. 033-19694

On October 28, 2002, FirstCity Financial Corporation issued the following press release:

contact: Suzy W. Taylor
         (866) 652-1810


                  FIRSTCITY FINANCIAL ANNOUNCES COMMENCEMENT OF
                     EXCHANGE OFFER FOR NEW PREFERRED STOCK

WACO, TEXAS, October 28, 2002 ... FirstCity Financial Corporation (Nasdaq: FCFC) today announced that its registration statement filed in conjunction with its proposed recapitalization has been declared effective by the Securities and Exchange Commission and that the exchange offer for its outstanding shares of New Preferred Stock (Nasdaq: FCFCO) will commence today, October 28, 2002. The exchange offer will expire at 12:00 midnight, New York City time, on Monday, November 25, 2002, unless the offer is extended.

FirstCity is offering to exchange each share of its New Preferred Stock for, at the holder's election, either:

     (1) $10.00 cash and 2 shares of FirstCity's common stock, or
     (2) $ 8.00 cash and 3 shares of FirstCity's common stock.

The exchange offer is conditioned on, among other things, the tender of at least 80% of the outstanding shares of New Preferred Stock.

Copies of the exchange offer materials are being mailed today to holders of the New Preferred Stock and may be obtained at no cost from Georgeson Shareholder, the solicitation agent for the exchange offer, at (866) 233-9045, or from the SEC's website, at www.sec.gov. HOLDERS OF NEW PREFERRED STOCK ARE STRONGLY ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. DUE TO THE RELATIVELY SHORT DURATION OF THE OFFER, HOLDERS ARE ENCOURAGED TO RESPOND PROMPTLY WHEN MATERIALS ARE RECEIVED. For questions or information regarding the exchange offer, please call Georgeson Shareholder, at the telephone number listed above, or Suzy Taylor, toll free, at (866) 652-1810.

There are currently 1,222,901 shares of New Preferred Stock outstanding. FirstCity's directors and executive officers own an aggregate of 200,778 shares, or approximately 15.9%, of the New Preferred Stock. Each of the directors owning shares has confirmed his intent to tender his shares of New Preferred Stock.

The exchange offer is part of a comprehensive recapitalization of FirstCity, which includes:

     o  the exchange offer,

     o a non-recourse loan in the amount of $16 million by BoS(USA) Inc. to FirstCity, secured by (among other things) a 20% interest in Drive Financial Services LP which will provide the cash portion of the consideration for the exchange offer,
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     o  the use of the remainder of the cash proceeds from the $16 million loan by BoS(USA) to reduce FirstCity's debt owed to Bank of Scotland and BoS(USA),

     o FirstCity's payment of an arrangement fee to BoS(USA). The arrangement fee will be equal to 20% of all amounts more than $16 million that are paid to FirstCity from:
             o any sale or other disposition of FirstCity's interest in Drive, and
             o certain dividends and distributions paid by Drive or its general partner on FirstCity's interest in Drive, and FirstCity will be entitled to retain the remaining 80% of such proceeds from any sale or distribution with respect to such interest in Drive,

     o FirstCity's purchase of the 20% interest in FirstCity's indirect subsidiary, FirstCity Holdings Corporation, held by Terry R. DeWitt, G. Stephen Fillip and James C. Holmes (the "FCHC Group"),

     o the refinancing of the remainder of FirstCity's debt facilities with Bank of Scotland and BoS(USA), with a total commitment by Bank of Scotland and BoS(USA) of up to a maximum of $47 million to $49 million, consisting of (a) a cash flow note of up to a maximum of up to $35 million to $37 million and (b) a $12 million term note,

     o Bank of Scotland's providing new financing to FirstCity, with a total commitment by Bank of Scotland of up to a maximum of $58 million to $60 million. The new financing will consist of (a) a $5 million revolving credit loan and (b) an acquisition term loan in a maximum amount of up to $53 million to $55 million. The total commitment by Bank of Scotland and BoS(USA) for the refinancing combined with the new financing will not exceed $77 million,

     o the release of FirstCity from its guaranty of $4 million of Drive's indebtedness to BoS(USA), and

     o the cancellation of BoS(USA)'s existing option to acquire a warrant to purchase 1,975,000 shares of FirstCity's non-voting common stock.

The successful completion of the exchange offer is, or FirstCity believes will be, a condition to the items listed above.

The board of directors of FirstCity believes that, if successfully completed, the recapitalization will:

     o provide additional financing to FirstCity, enhance FirstCity's liquidity and permit it to pursue the acquisition of additional Portfolio Assets,

     o enhance FirstCity's financial position through the refinancing of FirstCity's debt facilities with Bank of Scotland and BoS(USA),

     o increase the equity of FirstCity through the elimination (or substantial reduction) of the New Preferred Stock, including accrued dividends, from FirstCity's financial statements and the release of FirstCity's guaranty of Drive's indebtedness to BoS(USA),

     o substantially eliminate FirstCity's obligation to redeem the New Preferred Stock at maturity and permit existing holders of the New Preferred Stock the opportunity to participate in the future growth of FirstCity through ownership of FirstCity's common stock,

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     o  align the FCHC Group's interests more closely with those of the holders of FirstCity's common stock and permit FirstCity to retain all of the returns associated with FirstCity Holdings, and

     o  preserve the net operating loss carryforwards of FirstCity.

In addition to the 80% condition described above, the exchange offer is also subject to other conditions, including:

    (1) the closing of the $16 million loan from BoS(USA) described above, and

    (2) the lack of any change or development involving a prospective change in or affecting FirstCity's business or financial affairs that, in the reasonable judgment of FirstCity's board of directors, would or might prohibit, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to FirstCity of the exchange offer.

This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Certain statements in this press release, which are not historical in fact, including, but not limited to, statements relating to the proposed recapitalization and future performance, may be deemed to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, performance or achievements, and may contain the words "expect", "intend", "plan", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. There are many important factors that could cause FirstCity's actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the success and implementation of the exchange offer and the recapitalization; the performance of FirstCity's subsidiaries and affiliates; availability of portfolio assets; assumptions underlying portfolio asset performance, the degree to which the FirstCity is leveraged; FirstCity's continued need for financing; availability of FirstCity's credit facilities; the impact of certain covenants in loan agreements of FirstCity and its subsidiaries, general economic conditions; interest rate risk; changes (legislative and otherwise) in the asset securitization industry; fluctuation in residential and commercial real estate values; capital markets conditions, including the markets for asset-backed securities; risks of declining value of loans, collateral or assets; risks associated with foreign operations; currency exchange rate fluctuations and foreign social and economic conditions; the ability of FirstCity to utilize net operating loss carryforwards; uncertainties of any litigation arising from discontinued operations; factors more fully discussed and identified under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factors and other risks identified in FirstCity's Annual Report on Form 10-K, as amended, as well as in FirstCity's other filings with the SEC, including the registration statement described above. Many of these factors are beyond FirstCity's control. In addition, it should be noted that past financial and operational performance of FirstCity is not necessarily indicative of future financial and operational performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

The forward-looking statements in this release speak only as of the date of this release. FirstCity expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking

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statement to reflect any change in FirstCity's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

FirstCity is a diversified financial services company with operations dedicated to portfolio asset acquisition and resolution and consumer lending with offices in the U.S. and with affiliate organizations in France and Mexico. Its common stock and New Preferred Stock are listed on the Nasdaq National Market System under the symbols "FCFC" and "FCFCO," respectively.

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